SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

NaPro BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0075 per share

(Title of Class of Securities)

630795102

(CUSIP Number)

Jose M. de Lasa, 100 Abbott Park Road

Abbott Park, Illinois 60064-6049; Phone 847 937 8905

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630795102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Abbott Laboratories IRS Identification No. 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5 below)

14.	Type of Reporting Person (See Instructions) CO

The following information amends and supplements the original Schedule 13D (“Original Schedule”) filed by Abbott Laboratories on April 27, 2001 and Amendment No. 1 (“First Amendment”) to the Schedule 13D filed on July 22, 2003.  The Original Schedule and First Amendment are collectively referred to as “Schedule 13D” below.  Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Pursuant to the terms of the Stock Purchase Agreement described in Item 6 of the First Amendment, Abbott sold and Faulding purchased the Shares on September 30, 2003.  The aggregate purchase price of the Shares is $3,260,000.

Item 5.	Interest in Securities of the Issuer
(c) Except as indicated in Item 3 above and Item 5 of the First Amendment, Abbott has not effected any transactions in the Common Stock in the past 60 days.
(e) On September 30, 2003, Abbott ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2003
Date
Abbott Laboratories /s/ Thomas C. Freyman
Signature
Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer
Name/Title